UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

August  2004

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2004-19 August 10, 2004

DESCRIPTION:

Queenstake Announces Exploration Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     QUEENSTAKE RESOURCES LTD.

 (Registrant)

Date  August 10,  2004

By         “Jack Engele”  (signed)

    (Signature)

     Jack Engele, Vice President Finance

      Queenstake Resources Ltd.

News Release 2004-19

August 10, 2004

TSX – QRL – Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE ANNOUNCES EXPLORATION RESULTS

Denver, Colorado – August 10, 2004 – Queenstake Resources Ltd. (TSX:QRL) (“the Company”) announces results recently obtained from its ongoing near-mine exploration program at Jerritt Canyon, Nevada.  Results reported in this News Release are from outside the Measured and Indicated Resource envelope at December 31, 2003 as defined in the Company’s 43-101 Technical Report (filed on February 26, 2004 and amended by the Amended Technical Report filed on August 5, 2004).  These intercepts thus represent incremental additions to identified mineralization.  Reported results from the Smith, SSX, and Murray Mines are from drilling near current underground workings and, if they were to prove economic, could be accessed from the existing mines.  The Burns prospect is a potentially open-pittable target adjacent to historic open pit workings and existing haul roads.

In addition to the near-mine exploration results reported here, district-scale exploration also continues within the Company’s 100%-owned Jerritt Canyon District.  There are currently 8 surface drill rigs operating on the property with plans to increase this number to 11 within the next two weeks.  Exploration results will be released as phases of work are completed and results interpreted.

A major focus of the Company’s district-scale exploration is the Starvation Canyon prospect in the southern part of the District.  Drilling by the Company earlier this year discovered high-grade mineralization in this area (see NR 2004-06); of particular note is drillhole TJ-108, which intersected 50 feet of 0.513 ounces of gold per ton (opt), containing 15 feet of 1.062 opt.  Drilling in the Starvation area has been continuing, with over 30,000 feet drilled to date this year.  The Company expects to keep 3 to 4 drill rigs operating in the Starvation area through the remainder of the year’s drill season.  Extensive detailed geologic mapping and geochemical sampling are ongoing in the Starvation area to better define drill targets.  The Starvation prospect is now recognized to be part of a mineralized structural trend with at least 15,000 feet of strike length; structurally and geochemically, this trend is comparable to two major trends in the northern part of the Jerritt Canyon District which together hosted over 10 million ounces of gold.  Drilling the rest of this year will focus both on infill drilling in the recognized high-grade zone and reconnaissance drilling in what is now recognized as a large target area.  Results will be released as phases of work are completed and results interpreted.

Queenstake’s Director of Exploration, Dorian (Dusty) Nicol, said: “We remain very encouraged by the success of our near-mine exploration programs; the continual discovery of high-grade mineralization adjacent to or near current workings bodes well for Jerritt Canyon’s ability to replace depleted reserves in the near-term. The long-term future at Jerritt Canyon will rest on the success of the district-scale exploration program, which is generating quality targets faster than we anticipated.  Our exploration results to date continue to validate our belief that Jerritt Canyon will be discovering and producing gold for years to come.”

Smith Mine

Twenty-six reverse circulation (RC) holes totaling 6,030 feet were drilled from underground at the Smith Mine during the months of May, June, and July 2004.  In addition, 5,655 feet in 30 core holes were drilled from underground.  Assays have been received for all except two core holes.  Intercepts of ten feet or more, averaging greater than 0.250 ounces of gold per ton (opt) are listed below:

Hole #	Az	Dip	Total Depth (ft.)	From (ft.)	To (ft.)	Length (ft.)	Grade (opt)	Area	Drill Type
LX-439	325˚	+25˚	235	130	140	10	0.275	Zone 2	U/G – Core
LX-440	325˚	+10˚	235	130	150	20	0.452	Zone 2	U/G – Core
LX-450	150˚	+40˚	160	130	140	10	0.787	Zone 2	U/G – Core
LX-452	180˚	+30˚	200	125	145	20	0.497	Zone 2	U/G – Core
LX-453	180˚	+38˚	200	120	145	25	0.546	Zone 2	U/G – Core
LX-454	180˚	+45˚	200	110	130	20	0.772	Zone 2	U/G – Core
LX-455	195˚	+60˚	225	120	130	10	0.362	Zone 2	U/G – Core
Z3-E12	225°	+30°	200	100	115	15	0.309	Zone 2	U/G – RC
And				155	175	20	0.274	Zone 2	U/G – RC
LX-457	055°	+50°	185	95	125	30	0.563	Zone 2	U/G – Core
LX-458	055°	+65°	210	80	95	15	0.258	Zone 2	U/G – Core
And				110	170	60	0.332	Zone 2	U/G – Core
LX-464	320°	+30°	150	65	105	40	0.315	Zone 2	U/G – Core
LX-467	025°	+45°	160	110	125	15	0.617	Zone 2	U/G – Core
LX-469	010°	+65°	165	125	140	15	0.272	Zone 2	U/G – Core
Z2-E8	016°	+05°	275	25	40	15	0.263	Zone 2	U/G – RC
Z2-G12	006°	+15°	275	15	25	10	0.361	Zone 2	U/G – RC
Z2-H18	358°	+05°	275	25	35	10	0.306	Zone 2	U/G – RC
LX-472	340°	+70°	215	180	190	10	0.290	Zone 2	U/G – Core
LX-479	233°	+30°	200	150	170	20	0.257	Zone 2	U/G – Core

Surface drilling near the Smith Mine was conducted at the West Dash resource and in the West B-Pit area near the Smith underground workings.  Both targets could potentially be mined from the Smith underground mine.  Eight RC holes totaling 5,910 feet were drilled at West Dash and five RC holes totaling 3,585 feet were drilled at West B-Pit.  Assays have been received for all the West Dash holes and one of  the West B-Pit holes.  Intercepts with an average grade greater than 0.150 opt are given below:

Hole #	Az	Dip	Total Depth (ft.)	From (ft.)	To (ft.)	Length (ft.)	Grade (opt)	Area	Drill Type
SH-1015	000°	-90°	830	570	585	15	0.486	West Dash	Surface-RC
SH-1016	000°	-90°	820	540	555	15	0.203	West Dash	Surface-RC
SH-1020	000°	-90°	800	455	470	15	0.213	West Dash	Surface-RC
And				485	495	10	0.210	West Dash	Surface-RC

SSX Mine

At the SSX Mine, twenty-eight RC holes, totaling 3,985 feet and thirty-one core holes, totaling 13,668 feet  were drilled from underground into Zones 1, 4 and 5 during May through July.  Assays have been received for all but three of these holes, and also for two core holes and three RC holes drilled in April.  Intercepts of ten feet or more averaging greater than 0.250 opt are listed below:

Hole #	Az	Dip	Total Depth (ft.)	From (ft.)	To (ft.)	Length (ft.)	Grade (opt)	Area	Drill Type
7080-C5	217°	-8°	120	50	60	10	0.340	Zone 5	U/G - RC
7080-E3	217°	-12°	180	85	120	35	0.332	Zone 5	U/G - RC
SX-850	000°	-45°	275	195	220	25	0.262	Zone 4	U/G – Core
SX-854	036°	0°	600	285	295	10	0.251	Zone 5	U/G – Core
SX-857	50°	+10°	700	390	430	40	0.267	Zone 5	U/G – Core
SX-861	62°	+8°	650	625	635	10	0.275	Zone 5	U/G – Core
SX-863	62°	-10°	450	155	175	20	0.283	Zone 5	U/G – Core
And				265	275	10	0.290	Zone 5	U/G – Core
SX-864	100°	-2°	600	485	595	90	0.434	Zone 5	U/G – Core
SX-867	100°	-15°	300	210	230	20	0.308	Zone 5	U/G – Core
SX-868	100°	-30°	110	50	110	60	0.568	Zone 5	U/G – Core
SX-871	89°	-8°	300	140	160	20	0.348	Zone 5	U/G – Core
And				185	195	10	0.254	Zone 5	U/G – Core
And				225	245	20	0.324	Zone 5	U/G – Core
SX-872	89°	-20°	170	115	130	15	0.322	Zone 5	U/G – Core
SX-873	75°	+8°	600	500	530	30	0.332	Zone 5	U/G – Core
SX-874	75°	+0°	350	85	155	70	0.269	Zone 5	U/G – Core
SX-875	75°	-5°	520	95	105	10	0.331	Zone 5	U/G – Core
And				120	200	80	0.366	Zone 5	U/G – Core
And				240	250	10	0.265	Zone 5	U/G – Core
7288-A3	123°	-63°	315	115	125	10	0.322	Zone 1	U/G – RC

Nine surface holes were drilled (8,575 feet) northwest of the main SSX Mine into the Saval mineralization.  This area, about 1,500 feet from SSX, could potentially be mined as an extension of SSX or as a separate operation much like the Steer Mine.  Assays have been received for three of these holes; intercepts with an average grade greater than 0.150 opt are given below:

Hole #	Az	Dip	Total Depth (ft.)	From (ft.)	To (ft.)	Length (ft.)	Grade (opt)	Area	Drill Type
SP-838A	192°	-60°	880	380	390	10	0.304	Saval	Surface – RC

Steer Mine

Underground drilling at the new Steer Mine commenced in mid-July with an RC drill.  Eleven holes have been completed and assays have been received for all the holes.  Intercepts of ten feet or more averaging greater than 0.250 opt are listed below:

Hole #	Az	Dip	Total Depth (ft.)	From (ft.)	To (ft.)	Length (ft.)	Grade (opt)	Area	Drill Type
B1	90°	-2°	300	180	205	25	0.273	Decline	U/G – RC
B2	90°	+3°	300	165	235	70	0.349	Decline	U/G – RC

In addition, assays have been received for four surface RC and three surface core holes drilled earlier this year.  Intercepts with an average grade greater than 0.150 opt are given below:

Hole #	Az	Dip	Total Depth (ft.)	From (ft.)	To (ft.)	Length (ft.)	Grade (opt)	Area	Drill Type
SR-3	185°	-5°	584	495	560	65	0.203	Portal	Surface-Core
SR-4	175°	-5°	600	452.5	462	9.5	0.210	Portal	Surface-Core
ST-759A	193°	-50°	400	290	300	10	0.190	Undefined	Surface - RC

Murray Mine

At the Murray Mine, thirty-six RC holes and eleven core holes were drilled from underground into Zones 3 and 4.  Assays are pending on six of the core holes.  Intercepts of ten feet or more averaging greater than 0.250 opt are listed below:

Hole #	Az	Dip	Total Depth (ft.)	From (ft.)	To (ft.)	Length (ft.)	Grade (opt)	Area	Drill Type
C30147*	169°	12°	130	0	30	30	1.590	Zone 3	U/G – RC
C30148*	163°	-1°	265	0	25	25	1.911	Zone 3	U/G - RC
And				30	40	10	0.265	Zone 3	U/G - RC
C30153*	170°	-11°	115	105	115	10	0.413	Zone 3	U/G - RC
C30155*	342°	2.5°	295	0	45	45	0.423	Zone 3	U/G - RC
C30156*	342°	-3°	135	0	30	30	0.407	Zone 3	U/G - RC
C30157*	350°	-13°	175	140	175	35	0.279	Zone 3	U/G - RC
C30149*	151°	3°	120	0	30	30	2.970	Zone 3	U/G - RC
C30150*	145°	-6°	120	0	30	30	2.069	Zone 3	U/G - RC
C30151*	146°	-5°	120	0	30	30	1.813	Zone 3	U/G - RC
Z3-295 17	317°	-22°	200	35	60	25	0.270	Zone 3	U/G - RC
NC-049	62°	-20°	250	240	250	10	0.384	Zone 3	U/G – Core
NC-052	15°	-5°	260	0	15	15	0.356	Zone 3	U/G – Core
And				120	140	20	0.258	Zone 3	U/G – Core
And				240	260	20	0.414	Zone 3	U/G – Core
RR8	82°	-60°	70	0	15	15	0.326	Zone 3	U/G - RC
LR13	262°	-30°	100	55	75	20	0.278	Zone 3	U/G - RC
LR18	234°	-30°	125	40	80	40	0.268	Zone 3	U/G - RC
LR21	206°	-45°	140	135	150	15	0.277	Zone 3	U/G - RC

*These holes were mentioned in a news release dated May 28, 2004 (NR 2004-14).

In addition, 5,105 feet were drilled in five surface RC holes in Zone 9 west of Murray.  Three of these holes were completed with core for an additional 1,010 feet.  Assays have been received for three of the recent holes and for six RC holes drilled earlier this year.  Intercepts with an average grade greater than 0.150 opt are given below:

Hole #	Az	Dip	Total Depth (ft.)	From (ft.)	To (ft.)	Length (ft.)	Grade (opt)	Area	Drill Type
MR-074	0°	-90°	950	625	635	10	0.213	Zone 9	Surface-RC
MR-075	0°	-90°	630	560	575	15	0.158	Zone 9	Surface-RC
MR-076	0°	-90°	670	600	625	25	0.324	Zone 9	Surface-RC
MR-081	0°	-90°	1125	860	870	10	0.187	Zone 9	Surface-RC
MR-082A	204°	-78°	1100	1040	1050	10	0.352	Zone 9	Surface-RC

Two surface RC holes were drilled into Zone 7 north of Murray.  Assays have been received for one of these holes and for three core holes drilled earlier.  Intercepts with an average grade greater than 0.150 opt are given below:

Hole #	Az	Dip	Total Depth (ft.)	From (ft.)	To (ft.)	Length (ft.)	Grade (opt)	Area	Drill Type
MR-043AC	33°	-68°	600	460	475	15	0.321	Zone 7	Surface-Core
And				490	500	10	0.198	Zone 7	Surface-Core
And				545	560	15	0.188	Zone 7	Surface-Core
MR-042AC	57°	-77°	600	490	500	10	0.267	Zone 7	Surface-Core

It is anticipated that much of the new mineralization being discovered in Zones 7 and 9 will be brought into reserve by the end of this year.

Burns

Fourteen RC holes were drilled into the Burns open pit target in June and July.  Assays have been received for twelve of these holes.  Intercepts with an average grade greater than 0.070 opt, considered to be an appropriate open pit cut-off grade, are given below:

Hole #	Az	Dip	Total Depth (ft.)	From (ft.)	To (ft.)	Length (ft.)	Grade (opt)	Area	Drill Type
BB-1407A	010°	-80°	460	205	220	15	0.119	NW Burns	Surface-RC
BB-1409A	010°	-60°	400	180	215	35	0.122	NW Burns	Surface-RC
BB-1410A	010°	-80°	600	180	200	20	0.145	NW Burns	Surface-RC
BB-1412A	010°	-45°	300	210	245	35	0.197	NW Burns	Surface-RC
BB-1413A	010°	-60°	500	145	175	30	0.130	NW Burns	Surface-RC
BB-1415A	000°	-45°	500	125	175	50	0.210	NW Burns	Surface-RC

Notes:

1.

A complete set of the data from which the highlighted drill results were selected, as well as maps showing mine and prospect locations, are available on the Company’s website, www.queenstake.com.

2.

A description of the geology, sampling procedures, and the Company's laboratory QA/QC procedures are described in the Company's National Instrument 43-101 Technical Report filed on February 26, 2004 and amended by the Amended Technical Report filed on August 5, 2004.  This report is available on the company’s website, www.queenstake.com.

3.

Samples from surface drilling are analyzed by ALS Chemex or BSI Inspectorate; samples from underground drilling are analyzed at the Jerritt Canyon laboratory.  All samples are analyzed using standard fire assay techniques.

4.

The Qualified Person for the release of this exploration information is Mr. Dorian (Dusty) Nicol, Executive Vice President and Exploration Director.

5.

Intercepts are reported as drilled; true widths have not yet been calculated.

Queenstake Resources Ltd. is a gold mining company based in Denver, Colorado.  Its principal asset is the Jerritt Canyon Mine in Nevada, acquired in June 2003.  The Jerritt Canyon Mine consists of four underground mines, a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1981.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.